SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.____) *

CASEY’S GENERAL STORES, INC.
(Name of Subject Company (Issuer))

ALIMENTATION COUCHE-TARD INC.
as Offeror
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, No Par Value
(Title of Class of Securities)

147528103
(CUSIP Number of Class of Securities)

Alain Bouchard
President and Chief Executive Officer
Alimentation Couche-Tard Inc.
4204 Industriel Blvd.
Laval, Québec, Canada H7L 0E3
(450) 662-6632
(Name, address and telephone numbers of person
authorized to receive notices and communications on behalf of filing persons)

Copies to:
Morton A. Pierce, Esq.
Chang-Do Gong, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019
(212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable

Form of Registration No.: Not applicable	Date Filed: Not applicable

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] Third-party tender offer subject to Rule 14d-1.
[  ]  Issuer tender offer subject to Rule 13e-4.
[  ]  Going-private transaction subject to Rule 13e-3.
[  ]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

On April 9, 2010, Alimentation Couche-Tard Inc. issued the following press release:

PRESS RELEASE

ALIMENTATION COUCHE-TARD PROPOSES TO ACQUIRE
CASEY’S GENERAL STORES FOR $36.00 PER SHARE IN CASH

ATD.A, ATD.B / TSX

Laval, Québec – April 9, 2010 – Alimentation Couche-Tard Inc. (“Couche-Tard”) today announced that it has submitted a proposal to the Board of Directors of Casey’s General Stores, Inc. (“Casey’s”) (Nasdaq: CASY) to acquire all of the outstanding shares of common stock of Casey’s for $36.00 per share in cash.

Couche-Tard’s all-cash proposal represents a 14% premium over Casey’s closing price of $31.59 per share on April 8, 2010, the last trading day prior to the public disclosure of Couche-Tard’s proposal, a 17% premium over Casey’s 90-calendar day average closing price, and a 24% premium over Casey’s one-year average closing price. The proposal also implies a last twelve months (as of January 31, 2010) EBITDA multiple of 7.4x and a price of $1.3 million per store, which compares favorably to corresponding metrics of publicly-traded companies and precedent transactions in the convenience store industry. The transaction has a total enterprise value of approximately $1.9 billion on a fully diluted basis, including Casey’s net debt of approximately $29 million.

“We strongly believe that our $36.00 per share all-cash proposal is compelling for Casey’s shareholders as it offers them the opportunity to realize full and immediate value for their investment,” said Alain Bouchard, President and Chief Executive Officer of Couche-Tard. “We are hopeful that the Casey’s Board of Directors and management team will realize the compelling opportunities this transaction offers, as well as the benefits for all of Casey’s constituencies. Indeed, it is our strong preference to work cooperatively with them and to immediately begin discussions to negotiate a mutually acceptable transaction. We are committed to pursuing this transaction and are prepared to take all necessary steps to make this combination a reality.”

“We have great respect for Casey’s operations, management and talented employees and are confident that they would benefit from the expanded opportunities and resources available to them as part of a larger and stronger company,” continued Mr. Bouchard. “Couche-Tard is the leader in the Canadian convenience store industry and the largest independent convenience store operator in North America (whether integrated with a petroleum company or not) in terms of number of company-operated stores. We have successfully completed numerous similar transactions and are confident that by working together with Casey’s management we will be able to quickly and efficiently integrate our operations to form a stronger, more competitive player that can provide customers with the very best that our industry has to offer.”

Below is the text of the letter that was sent today by Couche-Tard to the Board of Directors of Casey’s:

April 9, 2010

The Board of Directors of Casey’s General Stores, Inc.
c/o Robert J. Myers
Casey’s General Stores, Inc.
One Convenience Blvd.
Ankeny, Iowa 50021

Mr. Myers:

As conveyed to you in our letters dated March 9, 2010 and March 30, 2010, our Board of Directors has authorized a proposal to acquire all of the outstanding shares of common stock of Casey’s General Stores, Inc. (“Casey’s”) at a price of $36.00 per share in cash. Despite our repeated efforts starting in October 2009 to engage in negotiations, and without the benefit of discussing our proposal with us or our advisors, your Board of Directors unanimously rejected our proposal. Our goal remains to work with you to agree to a negotiated transaction. However, due to your unwillingness to engage in discussions and the unique opportunity presented by our proposal for your shareholders to realize full and immediate value, we are compelled to make this proposal known to your shareholders.

As we have stated in our prior correspondence, including our initial contact in October 2009, we believe that a combination of Casey’s and Alimentation Couche-Tard Inc. (“Couche-Tard”) presents an exciting opportunity to create significant value for our respective shareholders, employees, business partners and other constituencies. The transaction consideration implies a last twelve months (as of January 31, 2010) EBITDA multiple of 7.4x and a price of $1.3 million per store, which compares favorably to corresponding metrics of publicly traded companies and precedent transactions in our industry. Our proposal represents a 14% premium over Casey’s closing price on April 8, 2010, a 17% premium over Casey’s 90-calendar day average closing price and a 24% premium over Casey’s one-year average closing price.

Couche-Tard is the largest independent convenience store operator in North America (whether integrated with a petroleum company or not) in terms of number of company-operated stores. As of April 8, 2010, we had an enterprise value of $4.1 billion. As you know, we have successfully completed similar transactions, including the acquisition of Circle K from ConocoPhillips and transactions with ExxonMobil, Shell, BP and Spirit Energy. As such, we are confident that we can successfully combine our two companies to quickly maximize the benefits for our respective constituencies.

We have an extremely high regard for your operations, management and talented employees. Our operations are highly decentralized and we have a track record of keeping most of the existing management and employees in place as we did in the Circle K acquisition and our other transactions.

Our senior management team and our legal and financial advisors have already completed extensive analysis and due diligence of Casey’s based on publicly available information. As previously mentioned, we have retained Credit Suisse Securities (USA) LLC as our financial advisor and Dewey & LeBoeuf LLP as our legal counsel. We have also retained Innisfree M&A Incorporated as our proxy solicitor. We are prepared to proceed expeditiously and, with your cooperation, believe we can be in position to execute a definitive agreement within two to three weeks.

Given our financial strength and the strong support of our financing sources, we do not anticipate that financing for the proposed transaction will be an issue.

I want to emphasize to you and your Board of Directors our seriousness about this proposal and our commitment to a combination of Casey’s and Couche-Tard. We are convinced that this proposal is compelling for Casey’s and its shareholders and provides a unique opportunity for Casey’s shareholders to realize full and immediate value. We also firmly believe that, given our approach to acquisitions, this transaction would be in the best interests of your employees, customers and the communities in which you operate. We believe that your continued failure to engage in discussions about our proposal is not in the best interest of your shareholders or any of your other constituencies.

Our strong preference is to work with you to negotiate a mutually acceptable transaction and avoid unnecessary costs. Our senior management team and our legal and financial advisors remain ready to meet with you and your representatives at your earliest convenience to discuss our proposal in detail. However, if you continue to refuse to engage in meaningful negotiations, we are prepared to submit our proposal directly to your shareholders and commence a proxy contest to replace your Board of Directors.

We urge you and your Board of Directors to reconsider our proposal. We look forward to a timely and favorable response.

Sincerely,

/s/ Alain Bouchard

Alain Bouchard
President and Chief Executive Officer

Advisors

Credit Suisse Securities (USA) LLC is acting as financial advisor and Dewey & LeBoeuf LLP is acting as legal advisor.

About Couche-Tard

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of company-operated stores. Couche-Tard currently operates a network of 5,883 convenience stores, 4,142 of which include motor fuel dispensing, located in 11 large geographic markets, including eight in the United States covering 43 states and the District of Columbia, and three in Canada covering all ten provinces. More than 53,000 people are employed throughout Couche-Tard’s retail convenience network and service centers. For more information, please visit: http://www.couchetard.com.

Important Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Casey’s General Stores, Inc. (“Casey’s”) has commenced at this time. In connection with the proposed transaction, Alimentation Couche-Tard Inc. (“Couche-Tard”) may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). Any definitive tender offer documents will be mailed to shareholders of Casey’s. INVESTORS AND SECURITY HOLDERS OF CASEY’S ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders of Casey’s will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Couche-Tard through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Alimentation Couche-Tard Inc., 4204 Industriel Blvd., Laval, Québec, Canada H7L 0E3.

In connection with the proposed transaction, Couche-Tard may file a proxy statement with the SEC. Any definitive proxy statement will be mailed to shareholders of Casey’s. INVESTORS AND SECURITY HOLDERS OF CASEY’S ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders of Casey’s will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Couche-Tard through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Alimentation Couche-Tard Inc., 4204 Industriel Blvd., Laval, Québec, Canada H7L 0E3.

Certain Information Regarding Participants

Couche-Tard and certain of its respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of Couche-Tard’s directors and executive officers in Couche-Tard’s Annual Report on Form 40-F for the fiscal year ended April 26, 2009, which was filed with the SEC on July 24, 2009, and its proxy circular for the 2009 annual general meeting, which was furnished to the SEC on a Form 6-K on July 24, 2009. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Forward-Looking Statements

The statements set forth in this communication, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as “plan”, “evaluate”, “estimate”, “believe” and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the possibility that Couche-Tard will not pursue a transaction with Casey’s and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this communication is based on information available as of the date of the communication.

# # #

Contacts:

Raymond Paré	Joele Frank, Wilkinson Brimmer Katcher
Vice-President and Chief Financial Officer	Matthew Sherman / Eric Brielmann / Eric Bonach
Tel: (450) 662-6632 ext. 4607	Tel: (212) 355-4449
investor.relations@couche-tard.com
Innisfree M&A Incorporated
Alan Miller / Jennifer Shotwell / Scott Winter
Tel: (212) 750-5833

On April 9, 2010, Alimentation Couche-Tard Inc. sent the following letter to its employees:

April 9, 2010

To All Employees:

I am writing to let you know about an announcement that we made this morning.

Earlier today, Alimentation Couche-Tard announced a proposal to acquire Casey’s General Stores, Inc. (“Casey’s”) at a price of $36.00 per share in cash. The attached news release outlines our proposal in more detail.

We believe that a combination of Casey’s and Couche-Tard presents an exciting opportunity to create significant value for each company’s employees, shareholders, business partners and other constituencies. With Casey’s, Couche-Tard would increase our presence in the Midwest and further strengthen our position as the leading North American consolidator. Further, we have the capacity and operations to successfully maintain Casey’s business model and performance. Casey’s primarily operates in rural markets and utilizes a compelling business model. We are confident that this transaction, if consummated, will generate substantial benefits for both companies.

At this time, we have only submitted a proposal to Casey’s Board of Directors, and no agreement has been reached between our two companies. As you would expect, this proposal has no bearing on how we operate day in and day out, which means that it is business as usual for Couche-Tard employees. As such, we ask that you remain focused on continuing to provide our customers with the same quality service they have come to expect from Couche-Tard.

Over the coming days and weeks, there may be increased interest in our company from members of the media and other third parties, in particular with regard to this proposed transaction. It is important we speak with one voice on this matter, and I ask that you please forward any inquiries to Raymond Paré, Vice-President and Chief Financial Officer, at 450-662-6632 (ext. 4607) or Raymond.Pare@couche-tard.com. We will do our best to keep you informed as this process continues, but please be aware that we must adhere to certain legal and regulatory requirements that govern how and when we communicate.

On behalf of our Board of Directors and senior leadership team, I thank you for your continued dedication as we work to make our little corner store bigger and bigger.

Sincerely,

Alain Bouchard
President and Chief Executive Officer

Important Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Casey’s General Stores, Inc. (“Casey’s”) has commenced at this time. In connection with the proposed transaction, Alimentation Couche-Tard Inc. (“Couche-Tard”) may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). Any definitive tender offer documents will be mailed to shareholders of Casey’s. INVESTORS AND SECURITY HOLDERS OF CASEY’S ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders of Casey’s will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Couche-Tard through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Alimentation Couche-Tard Inc., 4204 Industriel Blvd., Laval, Québec, Canada H7L 0E3.

In connection with the proposed transaction, Couche-Tard may file a proxy statement with the SEC. Any definitive proxy statement will be mailed to shareholders of Casey’s. INVESTORS AND SECURITY HOLDERS OF CASEY’S ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders of Casey’s will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Couche-Tard through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Alimentation Couche-Tard Inc., 4204 Industriel Blvd., Laval, Québec, Canada H7L 0E3.

Certain Information Regarding Participants

Couche-Tard and certain of its respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of Couche-Tard’s directors and executive officers in Couche-Tard’s Annual Report on Form 40-F for the fiscal year ended April 26, 2009, which was filed with the SEC on July 24, 2009, and its proxy circular for the 2009 annual general meeting, which was furnished to the SEC on a Form 6-K on July 24, 2009. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Forward-Looking Statements

The statements set forth in this communication, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as “plan”, “evaluate”, “estimate”, “believe” and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the possibility that Couche-Tard will not pursue a transaction with Casey’s and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this communication is based on information available as of the date of the communication.